UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FSI LOW BETA ABSOLUTE RETURN FUND
(Name of Subject Company (Issuer))

FSI LOW BETA ABSOLUTE RETURN FUND
(Name of Filing Person(s) (Issuer))

Units of Beneficial Interest
(Title of Class of Securities)

30290V107
(CUSIP Number of Class of Securities)

Patricia M. Plavko
Assistant Secretary
C/O Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450, Cincinnati, Ohio 45246
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence
Bernstein Shur, Sawyer & Nelson
100 Middle Street
Portland, ME 04104-5029
(207) 228-7182

February 23, 2016
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $12,557,529.75 (25% of 12/31/2015 NAV)(a)	Amount of Filing Fee: $1,264.54 (b)

(a) Calculated as the aggregate maximum value of Units being purchased.
(b) Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET

●
FSI Low Beta Absolute Return Fund (the “Fund”) is offering to purchase units of beneficial interest in the Fund (“Units”) from unitholders of the Fund (“Unitholders”) in an amount up to twenty-five percent (25%) of the Fund’s net asset value (“Offer”). The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

●
The net asset value of the Units will be calculated for this purpose as of June 30, 2016 or, if the Offer is extended, as of such later date as the Fund’s Board of Trustees (each a “Trustee”) and collectively, the “Board”) shall determine (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.

●
Unitholders may tender all of their Units or any portion of their Units (defined as a specific dollar value or as a number of Units). Each Unitholder that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Unitholder to a payment in cash equal to one hundred percent (100%) of the unaudited net asset value of the Units, less any applicable repurchase fee (the “Payment”). The Payment will be made within ninety (90) calendar days after the Valuation Date or, if the Fund has requested withdrawal of its capital from Private Funds (as that term is defined in the Fund’s prospectus, as may be amended from time to time (the “Prospectus”) to fund the purchase of Units, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

●
If the Fund accepts the tender of all or a portion of a Unitholder’s Units, the Fund will make payment for the Units it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of securities and portfolio assets held by the Fund, or borrowings. The Fund does not currently intend to use borrowings to pay for the purchase of Units pursuant to the Offer.

●
A tender of Units for which the Valuation Date occurs within one (1) year (i.e., three hundred and sixty-five (365) calendar days or less) of the Unitholder’s purchase of such Units (calculated on a first-in, first-out basis) shall be subject to a fee equal to two percent (2.00%) of the net asset value of such Units purchased by the Fund, payable to the Fund (the “Repurchase Fee”).

●
The Offer expires at 11:59 P.M., Eastern Time, on March 31, 2016 or any later date corresponding to an extension of the Offer (in each case, the “Expiration Date”). Responses to the Offer received by the Fund or its designated agent after the Expiration Date will be void.

Prior to this time, Unitholders have the right to change their minds and withdraw tenders of their Units. Unitholders will also have the right to withdraw tenders of their Units at any time after forty (40) business days from the commencement of the Offer if their Units have not yet been accepted for purchase by the Fund on or before that date.

●
If a Unitholder would like the Fund to purchase all of its Units or any portion of its Units, it should complete, sign and either: (a) mail or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax it to the Fund at 1-513-587-3438, so that it is received before 11:59 P.M., Eastern Time, on the Expiration Date. IF THE UNITHOLDER ELECTS TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORGINAL LETTER OF TRANSMITTAL TO THE FUND PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGNAL DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 P.M., EASTERN TIME ON THE EXPIRATION DATE. The value of Units is expected to change between December 31, 2015 (the last time prior to the date of this filing as of which the Fund’s net asset value was calculated) and the Valuation Date. Unitholders may obtain the net asset value of their Units, which the Fund calculates monthly, by contacting the Fund at 1-877-379-7380 or at one of the addresses or the fax number listed above, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

If Unitholders tender for purchase more Units than the Fund is offering to purchase during the offering period, the Fund will purchase only a pro rata portion of the Units tendered by each Unitholder.

●
Please note that just as each Unitholder has the right to withdraw the tender of its Units, the Fund has the right to cancel or amend the Offer or postpone the acceptance of Units tendered for purchase thereunder at any time before 11:59 P.M., Eastern Time, on the Expiration Date. Also realize that although the Offer expires on Expiration Date, a Unitholder that tenders all or a portion of its Units will remain a Unitholder in the Fund with respect to the Units tendered notwithstanding the Fund’s acceptance of the Unitholder’s Units for purchase through the Valuation Date. Accordingly, the value of tendered Units remains subject to the investment risks of the Fund as set forth in the Prospectus until the Valuation Date.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is FSI Low Beta Absolute Return Fund. The Fund is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. Units are registered under the Securities Act of 1933, as amended. The principal executive office of the Fund is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-877-379-7380.

(b) The title of the securities that are the subject of the Offer is units of beneficial interest or portions thereof in the Fund. As of the close of business on December 31, 2015, there were approximately 508,299.12 outstanding Units and the net asset value of the Fund was approximately $50,230,119 (based on the net asset value of those Units). Subject to the terms set forth in the Offer, the Fund will purchase Units from Unitholders in an amount up to 25% of the Fund’s net asset value as of the Valuation Date that are tendered by Unitholders and not withdrawn as described above in Item 1.

(c) Units are not traded in any market, and the transfer thereof is strictly limited by the terms of Prospectus and the Fund’s Amended and Restated Agreement and Declaration of Trust dated April 2, 2013 (the “Trust Instrument”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is FSI Low Beta Absolute Return Fund. The Fund’s principal executive office is located at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 and its telephone number is 1-877-379-7380. The investment adviser of the Fund is Financial Solutions, Inc. (the “Adviser”). Gary W. Gould is the Adviser’s sole principal. The principal executive office of the Adviser is located at 320 South Boston, Suite 1130, Tulsa, OK 74103 and its telephone number is 1-918-585-5858. Meritage Capital, LLC is a sub-adviser to the Fund (“Meritage”). Meritage’s principal executive office is located at 114 W. 7th Street, Suite 1300, Austin, TX 78701 and its telephone number is 1-512-637-9700. Pluscios Management LLC is also a sub-adviser to the Fund (“Pluscios”, together with Meritage, each a “Sub-Adviser”). Pluscios’ principal executive office is located at 1603 Orrington Avenue #750, Evanston, IL 60201 and its telephone number 1-224-420-7040. The Fund’s Trustees are Gary W. Gould, Carol Befanis O’Donnell and William S. Reeser. The Fund’s Principal Executive Officer, the Principal Financial Officer and the Chief Compliance Officer are Gary W. Gould, Theresa M. Bridge and David R. Carson, respectively. The address of the Trustees and the officers is C/O FSI Low Beta Absolute Return Fund, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246.

The Helmerich Trust, 1437 S. Boulder, #1400, Tulsa, OK 74119, owns more than twenty-five percent (25%) of the Fund’s outstanding Units. Unitholders owning voting securities in excess of twenty-five percent (25%) may determine the outcome of any matter affecting and voted on by Unitholders of the Fund.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the terms set forth in the Offer, the Fund will purchase Units, in an amount up to 25% of the Fund’s net asset value as of the Valuation Date, that are tendered by Unitholders before 11:59 P.M., Eastern Time, on the Expiration Date. The Offer is being made to all Unitholders and is not conditioned on any minimum amount of Units being tendered.

(ii) The purchase price of Units tendered to and accepted by the Fund for purchase will be their net asset value as of the Valuation Date. The Fund’s net asset value is the value of the Fund’s assets less its liabilities, and its net asset value per Unit equals that net asset value divided by the number of the then issued and outstanding Units.

A tender of Units for which the Valuation Date occurs within one (1) year (i.e., three hundred and sixty five (365) calendar days or less) of the Unitholder’s purchase of such Units (calculated on a first-in, first-out basis) shall be subject to a fee equal to two percent (2.00%) of the net asset value of the Units purchased by the Fund, payable to the Fund.

Unitholders may tender all or a portion of their Units (defined as a specified dollar value or as a number of Units). If the Fund accepts all or a portion of a Unitholder’s tendered Units, the Fund will issue to the Unitholder a non-interest bearing, non-transferrable promissory note within approximately ten (10) calendar days after the Valuation Date. The Note will be held for the Unitholder by Ultimus Fund Solutions, LLC, the Fund’s administrator, fund accountant and transfer agent and will entitle the Unitholder to be paid a cash amount equal to one hundred percent (100%) of the net asset value of such Unitholder’s purchased Units determined as of the Valuation Date, less any applicable Repurchase Fee due to the Fund, within ninety (90) calendar days after the Valuation Date or, if the Fund has requested withdrawal of its capital from any Private Funds to fund the purchase of Units, within ten (10) business days after receipt of at least ninety percent (90%) of the aggregate amount withdrawn by the Fund from the Private Funds, whichever is later.

(iii) The Offer is scheduled to expire at 11:59 P.M., Eastern Time, on the Expiration Date.

(iv) Not applicable.

(v) The Fund reserves the right to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. The purchase price of Units tendered by any Unitholder will be the net asset value thereof as of June 30, 2016 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer as described in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; or (b) amend or postpone the acceptance of Units as described in Sections 3 and 7 of the Offer. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open and will promptly notify Unitholders.

The Fund also reserves the right to adjust the Valuation Date as a result of any extension or amendment of the Offer. Accordingly, the purchase price of Units accepted for purchase by the Fund will be the net asset value thereof as of June 30, 2016 if the Offer expires on the initial Expiration Date or, if the Offer is extended, as of such later date as the Board shall determine.

There can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone the acceptance of tenders pursuant to the Offer.

(vi) A tender may be withdrawn at any time before 11:59 P.M., Eastern Time on the Expiration Date, and if such Units have not yet been accepted for purchase by the Fund, at any time after forty (40) business days from the commencement of the Offer.

(vii) Unitholders wishing to tender Units pursuant to the Offer should send a completed and executed Letter of Transmittal by either: (a) mail to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax to the Fund at 1-513-587-3438. A Unitholder electing to fax a Letter of Transmittal to the Fund must also send or deliver the original completed and executed Letter of Transmittal to the Fund promptly thereafter.

Unitholders may obtain month-end net asset value information, which the Fund calculates based on pricing information received from third party vendors and, with respect to Private Funds, information received from the Private Funds, until the expiration of the Offer, by contacting the Fund at the telephone number or one of the addresses set forth on page ii, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:30 p.m. (Eastern Time).

Any Unitholder tendering Units pursuant to the Offer may withdraw its tender as described in ITEM 4(a)(1)(vi) above. To be effective, any notice of withdrawal of a tender must be timely received by the Fund by: (a) mail to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC, at PO Box 46707, Cincinnati, OH 45246-0707 (for certified mail, return receipt requested) or to FSI Low Beta Absolute Return Fund, C/O Ultimus Fund Solutions, LLC at 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 (for overnight mail); or (b) fax to the Fund at 1-513-587-3438, so that it is received no later than the Expiration Date. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Units, the Units may be tendered again prior to the Expiration Date by following the procedures set forth above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered when it gives written notice to the tendering Unitholder of its election to purchase such Unitholder’s Units.

(ix) If the number of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 is less than or equal to twenty-five percent (25%) of the Fund’s net asset value as of the Valuation Date, the Fund will, subject to the terms of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone the acceptance of tenders made pursuant to the offer, as provided in Section 7 of the Offer. If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 is equal to more than twenty-five percent (25%) of the Fund’s net asset value as of the Valuation Date, the Fund will purchase only a pro rata portion of the Units tendered by each Unitholder.

(x) The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Unitholders that do not tender Units. Unitholders that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments. The Fund believes, however, that this result is unlikely. To raise the necessary cash to purchase Units pursuant to the Offer, the Adviser expects to minimize Fund portfolio changes by liquidating portfolio assets on a pro rata basis to the extent possible given applicable Private Fund liquidity restrictions and withdrawal notification requirements. The liquidation of Fund investments, including but not limited to Private Funds, earlier than the Adviser and/or a Sub-Adviser would otherwise have liquidated such holdings may potentially result in losses or increased investment related expenses of the Fund. A reduction in the aggregate assets of the Fund may also result in Unitholders that do not tender Units bearing higher costs to the extent that certain expenses born by the Fund are relatively fixed and do not decrease as assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Unitholders subsequent to the date of this Offer.

(xi) Not applicable.

(xii) The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the purchase of Units by the Fund for cash pursuant to the Offer. This summary does not purport to be a complete description of the income tax considerations applicable to such purchase. Unitholders should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

This summary assumes that Unitholders hold Units as capital assets (generally, property held for investment). The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer. This summary does not discuss any aspects of foreign, state or local tax.

U.S. Unitholders. A “U.S. Unitholder” is a beneficial owner of Units that is for U.S. federal income tax purposes: (a) a citizen or individual resident of the United States; (b) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, or any state thereof or the District of Columbia; (c) a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person; or (d) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A U.S. Unitholder generally will recognize taxable gain or loss if the U.S. Unitholder sells or otherwise disposes of its Units. Such Unitholder’s gain or loss is generally calculated by subtracting from the gross proceeds the cost basis of its Units sold or otherwise disposed of. For non-corporate U.S. Unitholders, any gain or loss arising from a sale or disposition generally will be treated as long-term capital gain or loss if the Unitholder has held its Units for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Units held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Units. In addition, all or a portion of any loss recognized upon a disposition of Units may be disallowed if other Units are purchased (whether through reinvestment of distributions or otherwise) within thirty (30) calendar days before or after the disposition.

The Fund may be required to withhold U.S. federal income tax, or “backup withholding,” currently at a rate of twenty-eight percent (28%), from all taxable distributions to any non-corporate U.S. Unitholder: (a) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Unitholder is exempt from backup withholding, or (b) with respect to whom the IRS notifies the Fund that such Unitholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Unitholder’s U.S. federal income tax liability and may entitle such Unitholder to a refund; provided that proper information is timely provided to the IRS.

Non-U.S. Unitholders. A “Non-U.S. Unitholder” is a beneficial owner of Units that is not a U.S. Unitholder. Any gain realized by a Non-U.S. Unitholder upon the sale of Units will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax unless: (a) the gains are effectively connected with a U.S. trade or business of the Non-U.S. Unitholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Unitholder in the United States; or (b) the Non-U.S. Unitholder is an individual, has been present in the United States for one hundred and eighty-three (183) calendar days or more during the taxable year, and certain other conditions are satisfied. For a corporate Non-U.S. Unitholder, gains realized upon the sale of the Units that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or at a lower rate if provided for by an applicable income tax treaty).

Legislation enacted on March 18, 2010, commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA,” will generally impose a U.S. withholding tax of thirty percent (30%) on payments to certain foreign entities of the gross proceeds from dispositions of Units that produce U.S.-source dividends, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. To avoid withholding under these provisions, certain Non-U.S. Unitholders may need to enter into information-sharing agreements with the IRS in which they agree to identify and report information to the IRS each year on their U.S. accounts and withhold on “passthrough payments” to certain accountholders or owners who do not provide information or comply with the FATCA requirements. Non-U.S. Unitholders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and sale or disposition of Units. While these withholding tax provisions were to have been effective beginning in 2013, the U.S. Treasury Department and the IRS have indicated in a notice issued on October 24, 2012, of a phased-in implementation of these provisions, with withholding on income payments, other than gross proceeds, which began on January 1, 2014, and withholding on withholdable payments in the form of gross proceeds to begin on January 1, 2017, and with withholding on certain “passthrough payments” to begin on January 1, 2017.

(a)(2) Not applicable.

(b) The Offer is open to all Unitholders of the Fund. To the Fund’s knowledge, no executive officer, Trustee, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Trustee or other affiliate of the Fund pursuant to the Offer. Any Units to be purchased from any Trustee, officer or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

A copy of: (1) Cover Letter to Offer to Purchase and Letter of Transmittal; (2) Offer to Purchase; (3) Form of Letter of Transmittal; (4) Form of Notice of Withdrawal of Tender; (5) Form of Letter from the Fund to Unitholders that will be sent in connection with the Fund’s acceptance of tenders of Units; and (6) Form of Note, are attached hereto as Exhibits A,B,C,D,E, and F, respectively.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Prospectus and the Subscription Agreement executed by each Unitholder, each of which were provided to each Unitholder prior to subscribing for Units, provide that the Board has the discretion to determine whether the Fund will purchase Units from Unitholders from time to time pursuant to written tenders. The Prospectus also states that the Board expects that tender offers, if authorized, will be made no more frequently than quarterly and will typically have a valuation date as of March 31, June 30, September 30 and December 31 (or, if any such date is not a business day, on the last business day of such calendar quarter). Unitholders who tender Units in a tender offer may not have all of the tendered Units purchased by the Fund. If a tender offer is oversubscribed, the Fund generally will only purchase a pro rata portion of the amount tendered by each Unitholder. Because there is no secondary trading market for Units and transfers of Units are only permitted under limited circumstances, the Board has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interests of Unitholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Sub-Adviser, a Trustee or any person controlling the Fund, the Adviser, or a Sub-Adviser; and (b) any other person, with respect to the Units.

The Fund previously offered to purchase Units from Unitholders pursuant to a written tender filed on November 16, 2015. No units were tendered pursuant to the offer.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to Unitholders that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and Trust Instrument.

(b) Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Prospectus and Trust Instrument.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of the Fund’s investment adviser, a Fund sub-adviser, or members of the Board, or in the management of the Fund including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund’s Investment Advisory Agreement with the Adviser or the Fund’s Sub-Advisory Agreements with a sub-adviser; (v) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Trust Instrument or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed twenty-five percent (25%) of the Fund’s net asset value as of the Valuation Date, will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of securities and portfolio assets held by the Fund; and/or (iii) possible borrowings as describe in paragraph (b) below.

(b) Neither the Fund, nor the Board, has authorized borrowing to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Unitholders; and (ii) from a liquidation of a portion of the Fund’s portfolio assets.

(d) See ITEM 7(b).

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a) As of January 31, 2016, the following Trustees and officers of the Fund and persons controlling the Fund held (or had interest in) the below referenced Units:

Name	Relationship to Fund	Units Held	% of Outstanding Units
Gary W. Gould	Trustee, Principal Executive Officer and Chief Executive Officer	1,121.693	0.21%
Corporate Consulting Group Profit Sharing Plan	Unitholder; Affiliate of Mr. Gould and the Adviser[1]	1,359.431	0.26%
The Helmerich Trust Jonathan D. Helmerich, TTEE	Unitholder	211,293.248	40.09%

As of January 31, 2016, the Fund did not own any Units. Further, other than as set forth above, the Fund is not aware of any interests in Units maintained by the Adviser, any Sub-Adviser, their respective affiliates (as that term is defined in 1940 Act) or any affiliates of Jonathan D. Helmerich and The Helmerich Trust.

(b) On January 1, 2016, Anita Rathburn, Grantor Retained Annuity Trust, Jeffrey J Burns, TTEE, 2424 E 21ST, STE 410, Tulsa, OK 74114, purchased from the Fund 10,119.409 Units of the Fund at the Fund’s net asset value as of December 31, 2015 consistent with the terms of the Prospectus. The net asset value as of December 31, 2015 was $98.82.

On January 1, 2016, Gary Rathburn, Grantor Retained Annuity Trust, Jeffrey J Burns, TTEE, 2424 E 21ST, STE 410, Tulsa, OK 74114, purchased from the Fund 5,059.705 Units of the Fund at the Fund’s net asset value as of December 31, 2015 consistent with the terms of the Prospectus. The net asset value as of December 31, 2015 was $98.82.

On January 1, 2016, Intrust Bank, FBO Waldemar Ruiz IRA Account, 1510 Magnolia, Norman, OK 73072, purchased from the Fund 951.224 Units of the Fund at the Fund’s net asset value as of December 31, 2015 consistent with the terms of the Prospectus. The net asset value as of December 31, 2015 was $98.82.

On January 1, 2016, Waldemar Ruiz 1985 Trust, Waldemar Ruiz, TTEE, 1510 Magnolia, Norman, OK 73072, purchased from the Fund 566.687 Units of the Fund at the Fund’s net asset value as of December 31, 2015 consistent with the terms of the Prospectus. The net asset value as of December 31, 2015 was $98.82.

[1]	Mr. Gould is the sole principal of Corporate Consulting Group. As principal, Mr. Gould has an interest in the Units held by the Plan.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations on July 1, 2013. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Unitholders pursuant to Rule 30e-1 under the 1940 Act and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended August 31, 2015 previously filed via EDGAR on Form N-CSR on November 6, 2015;

Unaudited financial statements for the semi-annual fiscal period ended February 28, 2015 previously filed via EDGAR on Form N-CSR on May 6, 2015;

Audited financial statements for the fiscal year ended August 31, 2014 previously filed via EDGAR on Form N-CSR on November 10, 2014;

Unaudited financial statements for the semi-annual fiscal period ended February 28, 2014 previously filed via EDGAR on Form N-CSR on May 2, 2014; and

Audited financial statements for the fiscal year ended August 31, 2013 previously filed via EDGAR on Form N-CSR on October 30, 2013.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Unit $98.82 (December 31, 2015).

(b) The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a) (1) None.
 (2) None.
 (3) Not applicable.
 (4) Not applicable.
 (5) None.

(b) None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from Fund to Unitholders in connection with Fund’s acceptance of tenders of Units.
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

FSI LOW BETA ABSOLUTE RETURN FUND

By:	/s/ Gary W. Gould
	Name:	Gary W. Gould
	Title:	President, Principal Executive Officer

February 23, 2016

EXHIBIT INDEX

EXHIBITS

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	The Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from Fund to Unitholders in connection with Fund’s acceptance of tenders of Units.
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units.